Exhibit (a)(1)(G)

February 9, 2015

Dear Silicon Image Stockholders:

We are pleased to report that Silicon Image, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of January 26, 2015 (the “Merger Agreement”), with Lattice Semiconductor Corporation, a Delaware corporation (“Parent”) and Cayabyab Merger Company, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”) which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the “Offer”) today to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a price per Share of $7.30 in cash, without interest, less any applicable tax withholding. Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on March 9, 2015.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplate by the Merger Agreement, the “Transactions”). In the Merger, Shares that were not tendered pursuant to the Offer (other than (i) Shares owned by Parent, Purchaser or the Company (or by any of their direct or indirect wholly owned subsidiaries) and (ii) Shares owned by stockholders of the Company who have validly exercised and perfected their appraisal rights under Delaware law with respect to the Shares) will be automatically converted into the right to receive the same price per Share paid in the Offer, without interest, less any applicable tax withholding.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s Board of Directors has unanimously (i) determined that the Merger Agreement and Transactions are in the best interests of the Company and its stockholders, (ii) adopted the Merger Agreement, (iii) approved the Transactions and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.

Sincerely,

/s/ Camillo Martino
Camillo Martino
Chief Executive Officer